UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

# Current Report

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):**July 22, 2008**

## Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

0-13295
(Commission File Number)

| Delaware | 37-1105865 |
|---|---|
| (State or other jurisdiction of incorporation) | (IRS Employer Identification Number) |

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. Results of Operations and Financial Condition.**
**Item 7.01. Regulation FD Disclosure.**

On July 22, 2008, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter ended June 30, 2008 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

**Item 9.01.  Financial Statements and Exhibits.**

c)    Exhibits:
        99.1        2nd Quarter 2008 Results Press Release dated July 22, 2008

**SIGNATURES**

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Caterpillar Financial Services Corporation**

Date:  July 22, 2008                    By:  /s/ Michael G. Sposato
                                                    Michael G. Sposato
                                                    Secretary

Exhibit 99.1

July 22, 2008

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4410
Mobile (309) 360-7311
Dugan_Jim@cat.com

**FOR IMMEDIATE RELEASE**

## <u>Cat Financial Announces Second Quarter 2008 Results</u>

NASHVILLE, TN - Caterpillar Financial Services Corporation (Cat Financial) today reported record second-quarter revenues of $785 million, an increase of $38 million, or 5 percent, compared with the second quarter of 2007.  Second-quarter profit after tax was $130 million, a $7 million, or 6 percent, increase over the second quarter of 2007.

Of the increase in revenues, $101 million resulted from the impact of continued growth of earning assets (finance receivables and operating leases at constant interest rates), and $7 million resulted from a net increase in various other net revenue items, including $12 million related to gains on the sales of receivables.  These increases were offset by a $70 million decrease from the impact of lower interest rates on new and existing finance receivables.

On a pre-tax basis, profit was $176 million, down $11 million, or 6 percent, compared with the second quarter of 2007.  The decrease was principally due to higher provision expense of $21 million and an $11 million increase in general, operating and administrative expense, offset by an increase of $15 million in margin (wholesale, retail finance, operating lease and associated fee revenues less interest expense and depreciation on assets leased to others) and a $7 million net increase in various other net revenue items, including $12 million related to gains on the sales of receivables.  The increase in margin principally resulted from the growth in average earning assets over 2007 of $3.72 billion.

Provision for income taxes decreased $18 million, or 28 percent, compared with the second quarter of 2007.  The decrease was primarily attributable to favorable changes in the geographic mix of pre-tax profits.

New retail financing was a record $4.60 billion, an increase of $944 million, or 26 percent, from the second quarter of 2007.  The increase was the result of increased new retail financing primarily in our Asia-Pacific, Diversified Services and Europe operating segments.

Past dues over 30 days at June 30, 2008 were 3.35 percent compared to 2.09 percent at June 30, 2007.  Write-offs, net of recoveries, were $19 million for the second quarter of 2008 compared to $12 million for the second quarter of 2007.  Both of these increases were primarily due to the continued softening of the U.S. housing industry.

Caterpillar Inc. Vice President and Cat Financial President Kent M. Adams said, "Cat Financial's record new business and strong profit combined with our diversified funding platform continues to demonstrate our ability to deliver reliable earnings.  Although past dues are up from last year, our portfolio continues to perform very well with write-offs as a percentage of the retail portfolio in-line with the five-year historical average.  During this time of economic uncertainty in key markets, we continue to work to be a reliable source of financing for Caterpillar customers and dealers."

For more than 25 years, Cat Financial, a wholly owned subsidiary of Caterpillar Inc., has been providing a wide range of financing alternatives to customers and Caterpillar dealers for Caterpillar machinery and engines, Solar ® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia, Latin America and Europe, with headquarters in Nashville, Tennessee.

## STATISTICAL HIGHLIGHTS:

### SECOND QUARTER 2008 VS. SECOND QUARTER 2007
### (ENDING JUNE 30)
(Millions of dollars)

|  | 2008 | 2007 | CHANGE |
|---|---|---|---|
| Revenues | $ 785 | $ 747 | 5% |
| Profit Before Tax | $ 176 | $ 187 | (6%) |
| Profit After Tax | $ 130 | $ 123 | 6% |
| New Retail Financing | $ 4,597 | $ 3,653 | 26% |
| Total Assets | $32,413 | $27,616 | 17% |

## SIX MONTHS 2008 VS. SIX MONTHS 2007
## (ENDING JUNE 30)
(Millions of dollars)

|                      | 2008    | 2007    | CHANGE |
|----------------------|---------|---------|--------|
| Revenues             | $1,564  | $1,460  | 7%     |
| Profit Before Tax    | $ 359   | $ 369   | (3%)   |
| Profit After Tax     | $ 254   | $ 248   | 2%     |
| New Retail Financing | $8,071  | $6,397  | 26%    |

## SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in this earnings release may be considered "forward-looking statements" and involve risks and uncertainties that could significantly impact results. In this context, words such as "believes," "expects," "estimates," "anticipates," "will," "should" and similar words or phrases often identify forward-looking statements made on behalf of Cat Financial. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to changes in economic conditions; currency exchange or interest rates; political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's Form 10-K filed with the Securities and Exchange Commission on February 22, 2008. We do not undertake to update our forward-looking statements.